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                                                                Exhibit 99(a)(3)

[LOGO]
  CABOT
  INDUSTRIAL

November 5, 2001

Dear Fellow Shareholder:

   As you are probably aware, on October 28, 2001, Cabot Industrial Trust and Cabot Industrial Properties, L.P. entered into an agreement and plan of merger with CalWest Industrial Properties, LLC and Rooster Acquisition Corp. providing for the acquisition of all of the outstanding common shares of beneficial interest of Cabot Industrial Trust (including the associated preferred share purchase rights).

   Rooster Acquisition Corp. has today commenced a cash tender offer for all such outstanding shares of Cabot Industrial Trust at a price of $24.00 per share, net to the seller in cash, less any withholding taxes and without interest thereon. The merger agreement provides that, following the tender offer, Rooster Acquisition Corp. will merge with and into Cabot Industrial Trust, with Cabot Industrial Trust ultimately being the surviving entity and any remaining shares, other than shares owned by CalWest Industrial Properties, LLC and Rooster Acquisition Corp. and their affiliates, will be converted into the right to receive $24.00 per share in cash, less any withholding taxes and without interest thereon.

   YOUR BOARD OF TRUSTEES, BY UNANIMOUS VOTE, (I) HAS DETERMINED THAT THE MERGER AGREEMENT, THE TENDER OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, TAKEN TOGETHER, ARE FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF CABOT INDUSTRIAL TRUST AND ITS SHAREHOLDERS (II) APPROVED THE MERGER AGREEMENT AND (III) RECOMMENDS ACCEPTANCE AND APPROVAL BY THE HOLDERS OF COMMON SHARES OF THE MERGER AGREEMENT, THE TENDER OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY AND THAT YOU TENDER YOUR SHARES IN THE TENDER OFFER.

   In arriving at its recommendation, the Board of Trustees gave careful consideration to the factors described in the enclosed tender offer materials and Cabot Industrial Trust's Solicitation/Recommendation Statement on Schedule 14D-9. Included as Annex A to the Schedule 14D-9 is the written opinion, dated October 28, 2001, of J.P. Morgan Securities Inc., financial advisor to the Board of Trustees, to the effect that, as of that date and based upon the assumptions and qualifications set forth in the opinion, the consideration to be received by holders of our shares, in the aggregate, pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than CalWest Industrial Properties, LLC and its affiliates).

   Enclosed for your consideration are copies of the tender offer materials and Cabot Industrial Trust's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                          Sincerely,

                            /s/ FERDINAND COLLOREDO-MANSFELD
                                      Ferdinand Colloredo-Mansfeld
                                  Chairman and Chief Executive Officer